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                                                                   EXHIBIT 99.21

John A. Hunt, Esq.
Nevada Bar #1888
RALEIGH, HUNT & McGARRY, P.C.
302 East Carson Avenue
Suite 1102
Las Vegas, Nevada 89101
(702) 386-4842

Robert I. Harwood, Esq.
Richard B. Brualdi, Esq.
WECHSLER HARWOOD HALEBIAN
 & FEFFER LLP
805 Third Avenue
New York, New York 10022
(212) 935-7400

GOODKIND LABATON RUDOFF
 & SUCHAROW, LLP
100 Park Avenue
New York, New York 10017
(212) 907-0700

Attorneys for Plaintiffs

                                DISTRICT COURT

                             CLARK COUNTY, NEVADA

CHARLES MILLER and KENNETH STEINER,  )
Individually And On Behalf of All    )
Others Similarly Situated,           )          Case No. A3734
                                     )          Dept. No. XIII
                   Plaintiffs,       )          Docket No. G
                                     )
          - against -                )          CLASS ACTION
                                     )          COMPLAINT
                                                ------------
RICHARD L. CONTE, JACK H. LINDHEIMER,)
WENDY L. SIMPSON, DAVID L. DENNIS,   )
DANA L. SHIRES, JR., RALPH J. WATTS, )
NIGEL F. PETRIE, ROBERT THOMAS,      )
and TRANSITIONAL HOSPITAL            )
CORPORATION,                         ) Date of Hearing: N/A
                                     ) Time of Hearing: N/A
                    Defendants.      )
_____________________________________)
         Plaintiffs, by their attorneys, allege upon personal knowledge as to their own acts and upon information and belief as to all other matters, as follows:

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     1. Plaintiffs bring this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Transitional Hospital Corporation ("Transitional" or the "Company") and who are similarly situated (the "Class"), for injunctive and other relief. Plaintiffs seek the injunctive relief herein, inter alia, to enjoin the implementation of a
                                   ----- ----
transaction whereby Select Medical Corporation ("Select") would purchase Transitional. Alternatively, in the event that the proposed transaction is implemented, plaintiffs seek to recover damages caused by the breach of fiduciary duties owed by the defendants.

                                    PARTIES
                                    -------
     2. Plaintiffs are and, at all relevant times, have been the owner of shares of Transitional common stock.

     3. Transitional is a corporation duly organized and existing under the laws of the State of Nevada. The Company provides psychiatric services for adults, adolescents, and children with acute psychiatric, emotional, substance abuse and behavioral disorders. It operates a network of sixteen hospitals and three satellite facilities with a total of 11,660 licensed beds in thirteen states. Transitional maintains its principal executive offices at 5110 West Sahara Avenue, Las Vegas, Nevada. Transitional has approximately 10,697,000 shares of common stock outstanding and thousands of stockholders of record. Transitional stock trades on the New York Stock Exchange.

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     4. Defendant Richard L. Conte ("Conte") is the Chairman of the Board of
Directors, President and Chief Executive Officer of Transitional.

     5. Defendant Jack H. Lindheimer ("Lindheimer") is Executive Vice President, Medical Director and a director of Transitional.

     6. Defendant Wendy L. Simpson ("Simpson") is Executive Vice President, Chief Operating and Financial Officer and a director of Transitional.

     7. Defendants David L. Dennis, Dana L. Shires, Jr., Ralph J. Watts, Nigel
P. Petrie, and Robert Thomas are directors of Transitional.

     8. The defendants named in paragraphs 4 through 7 are hereinafter referred to as the "Individual Defendants."

     9. Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiffs and the other members of the Class.

     10. Each defendant herein is sued individually as a conspirator, as well as in his/her/its capacity as an officer or director of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     11. Plaintiffs bring this case in their own behalf and as a class action, pursuant to Rule 23 of the Nevada Rules of Civil Procedure, on behalf of all stockholders of the Company, except

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defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as is described more fully below.

     12. This action is properly maintainable as a class action.

     13. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 40,697,000 shares of common stock. There are thousands of record and beneficial stockholders.

     14. There are questions of law and fact common to the Class including, inter alia, whether:
----- ----

          a. defendants have breached and will continue to breach the fiduciary and other common law duties owed by them to plaintiffs and the members of the Class; and

          b. plaintiffs and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

     15. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Plaintiffs are adequate representatives of the Class.

     16. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the

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Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     17. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     18. On April 25, 1997, the Dow Jones News Wire reported that Transitional
                                -------------------
had announced that it had received expressions of interest in acquiring either all or part of the Company.

     19. On May 4, 1997, the Dow Jones News Wire reported that Transitional had
                             -------------------
signed a definitive merger agreement to be acquired by Select for $14.55 per share. This merger agreement provided for a $19.4 million break-up fee ("the break-up fee") to be paid to Select if Transitional called off the merger.

     20. That same day, Transitional announced that, after the merger agreement was signed, it had received a letter from a "major healthcare provider" offering Transitional shareholders bid of $15 in cash.

     21. Upon news of this bid, the price of Transitional's stock immediately soared 43% to 14 1/4.

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           22.  Furthermore, on May 7, 1997, Vendor began a formal tender offer for all of Transitional's shares at a price of $16.00 per share.

           23. Defendants have breached their fiduciary obligations to Transitional's shareholders to maximize shareholder value by entrenching themselves and by agreeing to sell Transitional to a friendly bidder (Select) which is more likely to maintain them in their positions, as opposed to putting the Company up for sale to the highest bidder. Furthermore, on May 7, 1997,

           24. The proposed transaction is unfair, inadequate, and provides value to Transitional stockholders substantially below the fair or inherent value of the Company. The intrinsic value of the equity of Transitional is materially greater than the consideration contemplated by the proposed transaction price, taking into account Transitional's asset value, its expected growth, and its revenues and cash flow and earnings power.

           25. The proposed transaction is wrongful, unfair, and harmful to Transitional public stockholders, and will deny Class members their right to share proportionately in the true value of Transitional's valuable assets, and future growth in profits and earnings.

           26. Defendants have violated fiduciary and other common law duties owed to the plaintiffs and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the determinant of the Class.

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     27. As a result of defendants' actions, plaintiffs and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiffs and the Class will not receive the fair value of Transitional's assets and businesses.

     28. Unless adjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the Class, and will succeed in their plan to exclude plaintiffs and the Class from their fair proportionate share of Transitional's valuable assets and businesses, all to the irreparable harm of the Class.

     29. Plaintiffs and the Class have no adequate remedy of law.

     WHEREFORE, plaintiffs pray for judgment and relief as follows:

         a. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiffs as representatives of the Class;

         b. declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiffs and the other members of the Class;

         c. preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the sale of Transitional to Select at the current bid price;

         d. Declare the break-up fee null and void;

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                 e. in the event this sale is consummated, rescinding it and setting it aside;

                 f. awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

                 g. awarding plaintiffs and the Class their costs and disbursements and reasonable allowances for plaintiffs' counsel and experts' fees and expenses; and

                 h. granting such other and further relief as may be just and proper.

     Dated this 14 day of May, 1997

                                         RALEIGH, HUNT & McGARRY, P.C.

                                         By: /s/ John A. Hunt, Esq.
                                             --------------------------
                                             John A. Hunt, Esq.
                                             Nevada Bar #1698
                                             302 E. Carnon Avenue #1102
                                             Las Vegas, Nevada 89101
                                             (702) 386-4842
                                             Attorneys for Plaintiffs

Of Counsel:

WECHSLER HARWOOD
 HALEBIAN & FEFFER LLP
805 Third Avenue
New York, New York 10022
(212) 935-7400

GOODKIND LABATON RUDOFF
 & SUCHAROW, LLP
100 Park Avenue
New York, New York 10017
(212) 907-0700

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